
March 23, 2023

Richard Hardiman
Chief Executive Officer
RanMarine Technology B.V.
Galileïstraat 15, 3029AL
Rotterdam, The Netherlands

>   **Re: RanMarine Technology B.V.**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted March 8, 2023**
>   **CIK No. 0001955514**

Dear Richard Hardiman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 6

1.   We note your response to prior comment 2 and reissue. Please revise your summary to present an objective description of the challenges and/or weakness of your business and operations. As an example only, you highlight your milestones and market opportunities without equally prominent disclosure regarding your weaknesses. Additionally, please revise to provide prominent disclosure regarding your revenues and the number of each of your current products that you sold in the last fiscal year.

Risk Factors, page 16

2. We note your response to prior comment 4 and reissue in part. Please revise to describe the extent and nature of the role of the company's board of directors in overseeing cybersecurity risks, including in connection with your supply chain/suppliers/service providers.

Our ability to have our securities traded on Nasdaq is subject to us meeting applicable listing criteria, page 30

3. We note your response to prior comment 6. Please state in this risk factor that the offering will not proceed if you are not approved for listing on Nasdaq.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the six months ended June 30, 2022, and 2021, page 39

4. We note that the general and administrative expenses, total operating expenses, operating loss, and other income amounts within your results of operations for the six months ended June 30, 2021 do not agree with your interim statement of operations. Please revise your disclosures and the related narrative as appropriate.

Liquidity and Capital Resources
Fiscal Years Ended December 31, 2021, and 2020, page 40

5. We note your response to prior comment 12 and reissue our comment. It appears that the information presented in your table, as well as the related cash flow narrative, does not agree with your audited statements of cash flows. Please revise your disclosures as appropriate.

Business, page 43

6. We note that you intend to use a portion of the proceeds of the offering to develop your product line and equipment. Please revise to disclose an estimate of the total amount of expenditures required to improve your product line, your current production capacity and the increase to production capacity anticipated after completion.

Directors and Executive Officers, page 67

7. Please ensure that your directors and executive officers table lists all directors and executive officers, including Francis Hochstenbach.

<u>Balance Sheets as of December 31, 2021, 2020, and 2019, page F-6</u>

8.   It appears that the amounts corresponding to taxes and social security payable, current portion of lease liability, and other current liabilities, as of December 31, 2020, were inadvertently deleted from your balance sheet. Please revise your balance sheet as appropriate.

        You may contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing